Exhibit 99.1

NEWS RELEASE

FOR DETAILS, CONTACT: Ola Bøsterud Phone: +47 67 52 64 00 Cellular: +47 90 95 47 43	FOR IMMEDIATE RELEASE February 02, 2006

Christopher Møllerløkken Phone: +47 67 52 64 00 Cellular: +47 90 27 63 55

US Investor Services, Renee Sixkiller, Phone: +1 281 509 8548
Talisman Option on Petrojarl Varg not exercised
     February 2, 2006, OSLO, NORWAY — Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today that Talisman and the other License owners of Production Licence (PL) 038 did not exercise their option to change contract terms for Petrojarl Varg’s production of the Varg field. As previously disclosed, Talisman and PGS entered in February 2005 into an option agreement enabling Talisman to change the termination clause in the contract between PL038 and PGS Production. If exercised, the PL038 license holders would have had the right to use Petrojarl Varg for production of the Varg field until 2010, and would also have been obligated to pay PGS a fixed option fee of USD 22.5 million and further guarantee a minimum rate of USD 190,000 per day as compensation for the use of Petrojarl Varg. The option expired February 1, 2006. Talisman did not exercise the option within this deadline.
     According to the existing contract between PL 038 and PGS’ wholly owned subsidiary PGS Production, Petrojarl Varg will therefore continue to produce the Talisman operated Varg field for a fixed base day rate of USD 90,000 and a variable rate of USD 6.30 per barrel produced. Furthermore, PGS Production will, according to certain criteria, be entitled to terminate the agreement if the production of the Varg field falls below 15,700 barrels a day. According to the current production profile of the Varg field, Petrojarl Varg could therefore be available for redeployment on a new field in 2008.
     PGS sees potential upside in the accelerated redeployment opportunity arising from this event in terms of contract terms and capacity utilization. Petrojarl Varg is currently producing approximately 25,000 barrels per day, but has capacity to produce 57,000 barrels per day. The vessel is adaptable for most offshore environments both within the North Sea Basin and in other international markets. PGS Production has identified opportunities for potential redeployment and has started actively marketing the vessel both inside and outside the North Sea Basin.
President of PGS Production, Espen Klitzing stated the following:

Petroleum Geo-Services ASA Strandveien 4 P.O. Box 89 N-1325 Lysaker, Norway	Phone: Fax:	+47 67 52 64 00 +47 67 52 64 64	Petroleum Geo-Services Inc 15150 Memorial Drive Houston, TX 77079 USA	Phone: Fax:	+1 281-509-8000 +1 281-509-8500

“In the current FPSO market there is potential upside in the redeployment of this vessel. Petrojarl Varg has a competitive size and has a proven production record on the Varg field. In the last year, we have had several inquires on potential redeployment for our fleet of purpose built FPSO vessels. Until now we have not been able to indicate any firm availability of vessels for such redeployment opportunities. The expiration of the Petrojarl Varg option opens up new opportunities for a modern, high quality vessel.”
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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.
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     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.
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